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                                                               Exhibit 12.2

                  UAL Corporation and Subsidiary Companies

              Computation of Ratio of Earnings to Fixed Charges

                  and Preferred Stock Dividend Requirements


                                         Six Months Ended
                                             June 30
                                         1995        1994
                                           (In Millions)
Earnings:

  Earnings (loss) before income taxes  $   257     $    (1)
  Fixed charges, from below                625         525
  Undistributed earnings of affiliates     (23)         -
  Interest capitalized                     (22)        (19)

    Earnings                           $   837     $   505


Fixed charges:

  Interest expense                     $   203     $   166

  Preferred stock dividend
    requirements                            38          28

  Portion of rental expense
    representative of the
    interest factor                        384         331

      Fixed charges and preferred
        stock dividend requirements    $   625     $   525

Ratio of earnings to fixed charges
  and preferred stock dividend
  requirements                            1.34         (a)



(a) Earnings were inadequate to cover fixed charges and preferred stock dividend requirements by $20 million in the first six months of 1994.

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